EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions except ratios)

	Year
	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$103	$105	$135	$183	$158
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	13	26	26	26
Estimated interest portion of rents	31	32	25	30	29

Total fixed charges	$134	$150	$186	$239	$213

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$528	$417	$576	$800	$589
Fixed charges*	134	137	160	213	187
Eliminate equity in undistributed pretax income of finance subsidiary	(69)	(10)	(65)	(146)	(112)

Adjusted income	$593	$544	$671	$867	$664

Ratio of income to fixed charges	4.43	3.63	3.61	3.63	3.12

*Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.